SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-3A-2

                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935


                                TRANS-ELECT, INC.


     Trans-Elect, Inc. ("Trans-Elect") hereby files with the Securities and Exchange Commission (the "Commission"), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     Item 1. Name, State of organization, location and nature of business of
     ------
claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

     Trans-Elect is incorporated under the laws of the State of Michigan, with its principal corporate office at 1850 Centennial Park Drive, Suite 480, Reston, VA 20191. It is a holding company and neither owns nor operates any physical properties. The principal business of Trans-Elect is to acquire, develop and operate electric transmission assets.

     Unless otherwise noted, the principal corporate office for Trans-Elect subsidiaries is: 1850 Centennial Park Drive, Suite 480, Reston, VA 20191. The subsidiaries of Trans-Elect consist of the following:

     (a) Trans-Elect Michigan, LLC ("T-E Michigan"), a holding company organized under the laws of the State of Michigan, is a wholly-owned subsidiary of Trans-Elect. The principal business of T-E Michigan is as the sole General Partner of Michigan Transco Holdings, Limited Partnership. Such general partnership interest entitles T-E Michigan generally to receive 15% of distributions following payment of preference distributions to the limited partner.

          (i) Michigan Transco Holdings, Limited Partnership ("Michigan Holdings") is a partnership organized under the laws of the State of Michigan. T-E Michigan is the sole General Partner of Michigan Holdings. Michigan Holdings is a holding company the principal business of which is to hold the 100% single-member interest in Michigan Electric Transmission Company, LLC.

               (A) Michigan Electric Transmission Company, LLC ("METC") is a wholly-owned subsidiary of Michigan Holdings, organized

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                    under the laws of the State of Michigan. Its principal
                    offices are located at 540 Avis Drive, Suite H, Ann Arbor, Michigan 48108. METC, which has no generation or distribution assets and is not affiliated with a generating or distribution utility, is an electric transmission company providing transmission service on an open access basis wholly within the State of Michigan. The regulated electric transmission assets of Consumers Energy Company were transferred to METC on April 1, 2001, and on May 1, 2002, METC was sold to Michigan Holdings by Consumers Energy Company.

     (b) Trans-Elect Illinois LLC is an inactive limited liability company organized under the laws of the State of Delaware.

     (c) Illinois Transco Holdings, Limited Partnership is an inactive limited partnership organized under the laws of the State of Delaware.

     (d) Illinois Electric Transmission Company, LLC is an inactive limited liability company organized under the laws of the State of Delaware.

     (e) New Transmission Development Company, a transmission development holding company, is organized under the laws of the State of Delaware.

     (f) Trans-Elect NTD Holdings Path 15, LLC ("TE NTD Holdings Path 15") is a limited liability company organized under the laws of the State of Delaware to facilitate Trans-Elect's investment in a regulated transmission line along Path 15 in central California (the "Path 15 Upgrade") along with Western Area Power Administration and Pacific Gas & Electric Company.

          (i) Trans-Elect NTD Path 15, LLC ("TE Path 15") is a wholly-owned subsidiary of TE NTD Holdings Path 15, organized under the laws of the State of Delaware. TE Path 15 holds transmission-related capacity rights in, but does not own or control, the Path 15 Upgrade.

     Trans-Elect currently anticipates reorganizing in the near future by merging with and into TE Acquisition Company, a newly-formed Michigan corporation and wholly-owned subsidiary of Trans-Elect Holding Company, also a newly-formed Michigan corporation. As a result, Trans-Elect will become a wholly-owned subsidiary of Trans-Elect Holding Company, and each of Trans-Elect's subsidiaries will become indirect subsidiaries of that company.

     Item 2. A brief description of the properties of claimant and each of its
     ------
subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its


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

subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     Trans-Elect and its subsidiaries own no such properties, except as follows:

     Virtually all of METC's properties are located within the State of Michigan. METC provides services for bulk transmission of power to sub-transmission systems and distribution systems, which in turn deliver electricity to retail customers. METC's physical transmission assets, which are located almost exclusively in Michigan's Lower Peninsula, include the following:

     o 1900 miles of 345 kV transmission lines, including towers, poles and conductors; and,
     o 3450 miles of 138 kV transmission lines, including towers, poles and conductors.

Transmission facilities owned by METC outside of the State of Michigan are limited to telemetry equipment in the Barton Lake area. METC also uses for monitoring purposes, but does not own or control, a substation in the Lake James area belonging to Northern Indiana Public Service Co. METC's total investment in this out-of-state property is approximately $25,000.

     In addition, METC has the following interconnections with other transmission systems located at or near the Michigan State line:

     o A 345 kV interconnection with Toledo Edison at 319a Riga Township, Lenawee County;
     o A 345 kV interconnection with Toledo Edison at 315b Erie Township, Monroe County;
     o A 345 kV interconnection with Toledo Edison at 315c Erie Township, Monroe County; and,
     o A 138 kV interconnection with Northern Indiana Public Service Co. at 83c Kinderhook Township, Branch County.

METC has numerous other interconnections within the State of Michigan with American Electric Power, Edison Sault and Detroit Edison, which other utilities then transmit power across the Michigan State line.

     METC owns no electric generation or distribution facilities and no natural or manufactured gas production, transmission or distribution facilities.

     Item 3. The following information for the last calendar year with respect
     ------
to claimant and each of its subsidiary public utility companies:

     a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

     Not applicable.

     b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.


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

     Not applicable.

     c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

     Not applicable.

     d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

     Not applicable.

     Item 4. The following information for the reporting period with respect to
     ------
claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     Name and Business Address: AltaLink, L.P.
                                11th Floor
                                800 - 5th Avenue SW
                                Calgary, Alberta T2P 3T6

     Description of Facilities: The assets of AltaLink, L.P. consist of more than 7,700 miles of high-voltage transmission lines and 260 substations with ratings from 69,000 to 500,000 volts, all located in the Province of Alberta, Canada, along with related land rights, control centers and other assets necessary or appropriate for the conduct of electric transmission operations.

     b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

     TEI Canada, Inc. ("TEI Canada"), a Delaware company, is a wholly owned subsidiary of Trans-Elect. TEI Canada owns TE-TAU, Inc. ("TE-TAU"), a Delaware company, that owns the Nova Scotia 3057246 ("Nova Scotia Company"), a Canadian Corporation. The Nova Scotia Company holds a fifty percent interest in both AltaLink Investment Management, LTD and AltaLink, LTD and 9.99 percent interest in AltaLink Investment LP. As a result of the corporate structure and the ownership percentages at each company, TE-TAU holds a ten percent interest in AltaLink, L.P. ("AltaLink"). On February 16, 2005, Trans-Elect entered into an agreement to sell its indirect interest in AltaLink in a transaction that remains pending.

     c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is


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

recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

     The investments currently held by Trans-Elect's wholly owned subsidiaries in AltaLink are accounted for under the equity method of accounting. Contributions made, equity earnings recorded and distributions received are included on the Trans-Elect consolidated balance sheet. See Exhibit A.

     d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     As of December 31, 2004, the total equity in AltaLink of all partners was approximately $175,008,356 (CAD). AltaLink's net income for the twelve months ended December 31, 2004 was $18,397,934 (CAD).

     e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     Not applicable.



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


                                    EXHIBIT A

     Trans-Elect will file the financial statements required to be filed as Exhibit A to this form in paper copy only and requests confidential treatment for that filing pursuant to Rule 104(b), 17 CFR Section 250.104(b). Due to the sensitive commercial nature of this information, public disclosure of Exhibit A is not necessary or appropriate in the public interest or for the protection of investors or consumers.


     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 18th day of March, 2005.

                           Trans-Elect, Inc.
                           By:   /s/ Sharon B. Heaton
                                 --------------------------
                                 Name:    Sharon B. Heaton
                                 Title:   Senior Vice President, General
                                          Counsel and Corporate Secretary


Attest:
/s/ Stephen A. Shulman
--------------------------
Name:    Stephen A. Shulman
Title:   Senior Vice President
         and Chief Financial Officer


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Sharon B. Heaton
Senior Vice President, General
 Counsel and Corporate Secretary
Trans-Elect, Inc.
1850 Centennial Park Drive
Suite 480
Reston, VA 20191



                                    EXHIBIT B
                             Financial Data Schedule

         Not applicable.





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


                                    EXHIBIT C
                              Organizational Chart

         Trans-Elect, Inc.
                |
                |- Trans-Elect Michigan, LLC
                |        |
                |        \- Michigan Transco Holdings, Limited Partnership.
                |               |
                |               \- Michigan Electric Transmission Company, LLC
                |
                |- Trans-Elect Illinois LLC
                |
                |- Illinois Transco Holdings, Limited Partnership
                |
                |- Illinois Electric Transmission Company, LLC
                |
                |- New Transmission Development Company
                |
                |- Trans-Elect NTD Holdings Path 15, LLC
                |        |
                |        \- Trans-Elect NTD Path 15, LLC
                |
                |- TEI Canada, Inc.
                         |
                         \- TE-TAU, Inc.
                                |
                                \- Nova Scotia 3057246
                                       |
                                       \- AltaLink Investment Management, LTD
                                       |
                                       \- AltaLink, LTD
                                       |
                                       \- AltaLink Investment LP
                                               |
                                               \- AltaLink, L.P.


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